July 21, 2026

James W. Barge
Chief Financial Officer
Lionsgate Studios Corp.
2700 Colorado Avenue
Santa Monica, CA 90404

        Re: Lionsgate Studios Corp.
            Form 10-K for Fiscal Year Ended March 31, 2026
            File No. 001-42635
Dear James W. Barge:
       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).
       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.
       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2026
Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results of Operations and Non-GAAP Measures, page 52

1. We note your disclosure of gross contribution and gross contribution as a percentage of revenue for each of your segments. Please explain how you determined that these were not non-GAAP measures which would require a reconciliation to the most comparable GAAP measure. In this regard, we note that you disclose segment profit as your primary measure of segment performance. As gross contribution would appear to be an additional measure of segment performance, it would appear to be subject to Item 10(e)(1)(i) of Regulation S-
       K as it is not required to be disclosed by ASC 280. Please also explain how you determined which measure of segment performance was determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Refer to ASC 280-10-
       50-28A.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 21, 2026
Page 2
       Please contact Blaise Rhodes at 202-551-3774 or Angela Connell at 202-551-3426 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services